
July 8, 2022

Stephen Gunstream
President and Chief Executive Officer
Alpha Teknova, Inc.
2451 Bert Drive
Hollister, CA 95023

> **Re: Alpha Teknova, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 1, 2022**
> **File No. 333-265987**

Dear Mr. Gunstream:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences